March 20, 2017

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Craig Arakawa
Branch Chief Office of Beverages, Apparel, and Mining

RE:	Ferroglobe PLC (the “Company”) Form 20-F for the Fiscal Year Ended December 31, 2015 Response Dated January 6, 2017 File No. 001-37668

Dear Mr. Arakawa:

This letter is in response to your comment letter received on February 13, 2017. We have set forth below each of your comments followed by the Company’s response.

Form 20-F for the Fiscal Year Ended December 31, 2015

Financial Statements

6. Segment reporting, page F-26

1. We note your response to comment 2 and would like to better understand how you determine your reportable segments. Please address the following items:

•
You indicate that you are currently in the process of integrating the operations of FerroAtlántica and Globe, including activities which may impact the management reporting structure which existed at December 31, 2015. Your response states that the operating segments are identified as each plant location. We note your annual report on page 25 states FerroAtlántica has 20 facilities and Globe has 11 production facilities. With the view of understanding the integrated activities of Globe and FerroAtlántica during the year ended December 31, 2016, please:

o	Clarify how many plant locations you have that are currently considered operating segments. Please also provide us with a list of each of your operating segments.

Response:

Ferroglobe advises the Staff that upon further evaluation of the management reporting structure as a result of the integration of the operations of FerroAtlántica and Globe and evaluating the IFRS 8 core principles, we have concluded that our operating segments are based on geographical areas, rather than our plant locations, as of December 31, 2016.  The Company has determined that the following represent our current listing of operating segments:

1.	Electrometallurgy Canada
2.	Electrometallurgy United States
3.	Electrometallurgy Spain
4.	Electrometallurgy France
5.	Electrometallurgy South Africa
6.	Electrometallurgy Venezuela
7.	Electrometallurgy Argentina
8.	Electrometallurgy China
9.	Electrometallurgy Poland
10.	Energy Spain

The operating segments, or aggregations of operating segments, that meet the IFRS 8 specified criteria and that we intend to disclose as reportable segments as of and for the year ended December 31, 2016 are:

1.	Electrometallurgy - North America (comprised of the United States and Canada)
2.	Electrometallurgy - Europe (comprised of Spain and France)
3.	Electrometallurgy - Venezuela
4.	Electrometallurgy - South Africa
5.	Other segments (comprised of Argentina, China, Poland, and Energy Spain)

Please refer to Appendix A for a list of our plant locations and their relationship with our operating and reportable segments.

The electrometallurgy and Spanish energy business areas are reviewed by the CODM, whereas the mining, French hydroelectric energy and solar photovoltaic business areas and corporate are not reviewed at the CODM level. Further information regarding the mining and solar photovoltaic business areas is included below.  In its review, the CODM analyzes, among other things: EBITDA, EBITDA costs, sales volumes and sales prices. For resource allocation and decision making, the CODM relies on its assessment of the EBITDA and EBITDA margin percentage metrics in each of the operating segments.

In relation to the electrometallurgy business area, the CODM assesses performance and makes decisions about resource allocation based on financial and operational information at a country level.  While the CODM receives operating results for each plant, due to the integrated operations within each country and the ability to reallocate production based on the individual capacity of each plant, it is not possible to accurately view the performance of each plant in isolation. As a result, the CODM also assesses the performance of the electrometallurgy business area at the country level, rather than at a plant level. Economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a country level.

The Spanish energy business is comprised of twelve hydroelectric energy generating facilities.  The CODM reviews and makes decisions about resource allocation for this business area on an aggregate level, rather than at the individual plant level, as discrete financial information is not available for each hydroelectric facility.

Provide us a copy of the CODM reporting package for the month of November and December 2016. This reporting package should include financial and operational information at the operating segment level. Please clarify if these reporting packages are representative of your operating segments as you continue your integration and if they are representative of the CODM reporting packages you intend to utilize going forward.

Response:

Pursuant to a request for confidential treatment, the CODM reporting package for the month of December 2016, which was used by the CODM to monitor the performance of the segments for that month, has been submitted separately to the Securities and Exchange Commission.

Due to the integration process and restructuring of our business, the CODM reporting package was not consistently prepared on a monthly basis during 2016. As such, a package for November 2016 is not available. However, from December 2016, the Company has prepared and will continue to prepare the CODM reporting package on a monthly basis.  Although the CODM reporting package was prepared on a monthly basis during 2015, subsequent to the business combination, it was not consistently prepared and took shape in a variety of forms as the Company continued to integrate.  While changes to the CODM reporting package may occur in the future, we do not expect any significant changes to the CODM reporting package given the business integration is now substantially complete.

Provide clarity on your management structure by identifying the segment managers and their position titles, whom the segment managers report to, and the direct reports of each of your COO – Electrometallurgy and Operations Manager - Energy.

Response:

Our management organizational structure as of December 31, 2016 is as follows:

•	Pedro Larrea – Chief Executive Officer (CODM)
o	Juan Carlos Sánchez Recio, Executive Vice President of Operations – Europe, South Africa and Asia (Segment Manager of Spain)
▪	Eric Fajour – Country Manager (Segment Manager of France)
▪	Nellis Bester – Country Manager (Segment Manager of South Africa)
▪	Jacek Janicki – Sales and Production Manager (Segment Manager of Poland)
▪	Lijun Tang – Administration Manager (Segment Manager of China)
o	Paul Lojek, Vice President of Operations – Americas (Segment Manager of United States)
▪	Benjamin Crespy – Plant Manager (Segment Manager Canada)
▪	Norberto Ruiz y Blanco – Country Manager (Segment Manager of Argentina)
▪	Antonio Francisco Texeira – President (Segment Manager of Venezuela)
o	Carlos Oliete – Operations Manager (Segment Manager Energy Spain)

Juan Carlos Sánchez Recio, Paul Lojek and Carlos Oliete report directly to the CODM.  The other segment managers have regular interactions directly with the CODM.

The segment managers are responsible for the results of operations at the country level and are in part compensated based upon country-level financial performance.  Additionally, the segment managers make decisions to manage production at the country level. The position of COO – Electrometallurgy ceased to exist in early 2016 as part of the reorganization of the management reporting structure.

•
We understand from your response that you have vertically integrated your supply chain and do not materially compete in the mining sector. Tell us how you considered the guidance in paragraph 5 of IFRS 8 and paragraph 79 in Appendix A of the Basis of Conclusions of IFRS 8 in identifying your operating segments. Please identify the components that sell primarily or exclusively to other operating segments, including the nature of the products in each stage of production. Tell us the type of financial information you have available for these components.

Response:

With respect to IFRS 8.5, the mining component of Ferroglobe engages in business activities from which it may earn revenues and incur expenses.  With respect to paragraph 79 in Appendix A of the Basis of Conclusions of IFRS 8, our mining operations are the only component that sells primarily or exclusively to our operating segments. Ferroglobe’s quartz and metallurgical coal mining operations provide key raw materials for manufacturing electrometallurgical products. Although discrete financial information for the mines is available, the CODM of Ferroglobe does not separately review our mining operations as the profitability of our mines is not relevant for allocating resources and assessing financial performance. Rather, the CODM allocates resources and assesses financial performance at the electrometallurgical operating segment level, which is inclusive of the mine and plant operations of each country.  It is for these reasons that our mining operations are not determined to be an operating segment.

•
We understand from your response that Solar Photovoltaic is not considered an operating segment as it has not generated any meaningful sales revenues to date. If this business area incurs material costs, tell us how you considered the guidance in paragraph 5 of IFRS 8 in evaluating your operating segments.

Response:

With respect to IFRS 8.5, the revenue and expenses of the solar photovoltaic business area to date have not been material.  As such, the solar photovoltaic business area is not considered to be an operating segment and is not reviewed by the CODM.

•
We noted you indicate that the operating segments that make up the Electrometallurgy reportable segment have similar economic characteristics. Please provide a more detailed analysis which supports your view that these operating segments are aggregated on the basis of similar economic characteristics in accordance with paragraph 12 of IFRS 8. In this regard, please provide the following:

o	Demonstrate how these operating segments share similar long term-performance by providing us with the historical and projected revenues, gross profits, operating profits, and segment profit (loss);

Response:

As noted above, the Company respectfully informs the Staff that, for the year ended December 31, 2016, the following operating segments will be aggregated: Electrometallurgy United States and Canada into Electrometallurgy – North America, Electrometallurgy Spain and France into Electrometallurgy – Europe, and Electrometallurgy – Argentina, China and Poland and Energy – Spain into Other segments. The operating segments Electrometallurgy Venezuela and Electrometallurgy South Africa are not aggregated and both are reportable segments.  See Appendix A for other reportable segments that we intend to disclose as of and for the year ended December 31, 2016, which comply with the quantitative thresholds in accordance with IFRS 8.13. As required by IFRS, the comparative prior periods will be restated to conform to the 2016 reportable segment presentation.

The operating segments that make up the Electrometallurgy – North America reportable segment have similar economic characteristics. In determining similar economic characteristics, as an example, IFRS 8 refers only to similar long-term average gross margins, but other metrics may be appropriate. EBITDA is presented per operating segment in the CODM reporting package. EBITDA, which is converted to EBITDA margins to make the metric comparable, is a measure frequently used by the CODM.  The CODM uses this information to evaluate performance and allocate resources at the operating segment level. Further, there is similarity of competitive and operating risks and the political environment in the United States and Canada. The EBITDA margin for the year ended December 31, 2016 for each of the United States and Canada operating segments was similar. Details of the EBITDA margin for the year ended December 31, 2016 for each of the United States and Canada operating segments are included in the CODM reporting package for December 2016, which has been submitted separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.  These operating segments are expected to have similar economic characteristics in the foreseeable future.

The operating segments that make up the Electrometallurgy – Europe reportable segment, Spain and France, have similar economic characteristics and one currency, the Euro. Similar to our United States and Canada operating segments, our Spain and France operating segments are grouped together based on the relative similarity of the EBITDA margins, competitive risks, currency risks (i.e. risks relating to the Euro), operating risks and, given they are each part of the European Union and the European Economic Community, the political and economic environment. The EBITDA margin for the year ended December 31, 2016 for each of the Spain and France operating segments was similar.  Details of the EBITDA margin for the year ended December 31, 2016 for each of the Spain and France operating segments are included in the CODM reporting package for December 2016, which has been submitted separately to the Securities and Exchange Commission pursuant to a request for confidential treatment.  These operating segments are expected to have similar economic characteristics in the foreseeable future.

The operating segments that make up the Other reportable segment, Electrometallurgy – Argentina, China and Poland and Energy – Spain have been aggregated as each operating segment does not meet the quantitative thresholds in IFRS 8.13 and at least 75% of the Company’s revenue is captured by the Electrometallurgy – Europe, North America, South Africa and Venezuela reportable segments in accordance with IFRS 8.15.

o	Explain how regulatory environment impacts the operations of each operating segment. Refer to criteria specified in paragraph 12(e) of IFRS 8;

Response:

Given the similarity between the regulatory environment for the United States and Canada operations (Electrometallurgy – North America reportable segment), the impact of regulatory compliance on each of these operations is comparable. This is also the case for the Spain and France operations (Electrometallurgy – Europe reportable segment), which are each part of the European Union and, therefore, subject to a similar regulatory environment.

We will continue to monitor the regulatory landscape in each of these regions to assess whether any developments cause the regulatory environment to become sufficiently different to warrant separate presentation in the future.

o	Explain further why you believe the products, production process, customers and methods used to distribute the products are similar to qualify for aggregation.

Response:

The United States and Canadian plants within our Electrometallurgy – North America reportable segment produce largely the same products. The main products of these segments are silicon and ferrosilicon. Customers in North America may be serviced by either the United States or Canadian plants, depending upon production schedules and customer demand. The principal technology underlying the production process used in the manufacturing of our products is consistent across the facilities.

The Spanish and French plants within our Electrometallurgy – Europe reportable segment produce largely the same products. The main products of these segments are silicon, ferrosilicon and silicon alloys.  In certain instances, distribution between these operating segments may be substituted to meet customer demand because the products produced are largely the same. These products would unlikely be substituted with the products of the North American or other operating segments.

If you require additional information, please contact me at +44 (0) 203 129 2265.

Sincerely,

/s/ Joseph Ragan
Joseph Ragan
Chief Financial Officer

Appendix A: Plant Locations and Identification of Operating and Reportable Segments

Business Area	Plant Name	Plant Location	Operating Segment	Reportable Segment
Mines	La Mailbaie	Canada	Electrometallurgy - Canada	Electrometallurgy - North America
Electrometallurgy	Becancour	Canada	Electrometallurgy - Canada	Electrometallurgy - North America
Mines	Alabama Sand & Gravel Inc.	United States	Electrometallurgy - United States	Electrometallurgy - North America
Mines	Alden Resources (Corbin)	United States	Electrometallurgy - United States	Electrometallurgy - North America
Electrometallurgy	Aurora	United States	Electrometallurgy - United States	Electrometallurgy - North America
Electrometallurgy	WV Alloys	United States	Electrometallurgy - United States	Electrometallurgy - North America
Electrometallurgy	Niagara Falls	United States	Electrometallurgy - United States	Electrometallurgy - North America
Electrometallurgy	Selma	United States	Electrometallurgy - United States	Electrometallurgy - North America
Electrometallurgy	Beverly	United States	Electrometallurgy - United States	Electrometallurgy - North America
Electrometallurgy	Bridgeport	United States	Electrometallurgy - United States	Electrometallurgy - North America
Energy	Energy – France (2 Locations)	France	Electrometallurgy - France	Electrometallurgy - Europe
Electrometallurgy	Angelfort	France	Electrometallurgy - France	Electrometallurgy - Europe
Electrometallurgy	Chateau-Feuillet	France	Electrometallurgy - France	Electrometallurgy - Europe
Electrometallurgy	Laudun	France	Electrometallurgy - France	Electrometallurgy - Europe
Electrometallurgy	Les Clavaux	France	Electrometallurgy - France	Electrometallurgy - Europe
Electrometallurgy	Montricher	France	Electrometallurgy - France	Electrometallurgy - Europe
Electrometallurgy	Pierrefitte	France	Electrometallurgy - France	Electrometallurgy - Europe
Mines	Conchitina	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Mines	Esmeralda	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Mines	Serrabal	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Mines	Sonia	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Electrometallurgy	Dumbria	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Electrometallurgy	Boo	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Electrometallurgy	Cee	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Electrometallurgy	Monzon	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Electrometallurgy	Sabon	Spain	Electrometallurgy - Spain	Electrometallurgy - Europe
Electrometallurgy	Ferroven	Venezuela	Electrometallurgy - Venezuela	Electrometallurgy - Venezuela
Mines	SamQuarz	South Africa	Electrometallurgy - South Africa	Electrometallurgy – South Africa
Electrometallurgy	Emalahleni	South Africa	Electrometallurgy - South Africa	Electrometallurgy – South Africa
Electrometallurgy	Polokwane	South Africa	Electrometallurgy - South Africa	Electrometallurgy – South Africa
Electrometallurgy	Siltech	South Africa	Electrometallurgy - South Africa	Electrometallurgy – South Africa
Energy	Energy – Spain (12 Locations)	Spain	Energy Spain	Other segments
Electrometallurgy	Globe Metales	Argentina	Electrometallurgy - Argentina	Other segments
Electrometallurgy	Yonvey	China	Electrometallurgy - China	Other segments
Electrometallurgy	Mangshi	China	Electrometallurgy - China	Other segments
Electrometallurgy	Ultracore Polska	Poland	Electrometallurgy - Poland	Other segments